1913 South Florida Avenue

Lakeland, Florida 33803

1 (888) 376-7891

June 19, 2012

Mr. Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Court Document Services, Inc.

First Amendment to Registration Statement on Form S-1

File No. 333-181276

Filed:  June 19, 2012

Dear Mr. Spirgel:

Below are Court Document Services, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated June 4, 2012.  On behalf of the Company, on June 19, 2012, I transmitted via EDGAR the Company’s First Amendment to Registration Statement on Form S-1.

Form S-1

General

1.

The disclosure has been revised to provide the information regarding the Jumpstart Our Business Startups Act.

2.

Upon review of Item 1101(b) of Regulation AB and Rule 405 of the Securities Act of 1933 we do not believe that we are a “shell company”.  We do not believe that revenue of over $100k annually is minimal for a small business of our type.  The Company has been in existence as a corporation since September 26, 2002 and has been fully operational and viable since.

With five (5) independent contractors and two (2) officers and directors working to move the Company forward, we have moved past the development period.  Our independent auditors visited the corporate office and determined that the company was not a development stage company and in fact prepared our financial statements based on our meeting the AICPA and GAAP accounting principles that we are a fully operational company.  Our auditors did not detect any potential irregularities regarding our internal controls.

The fact that we do not show any equipment on our balance sheet is only due to the fact that we have fully depreciated our equipment and we have not begun to replace our equipment.  We have disclosed this fact in our S-1 on page I-18.  All of the Company’s assets are active in generating our revenue.  All of our revenue is actively generated by our advertising and sales in response to our advertising.  Our expenses are directly related to the revenues being generated and our independent contractors are active in the generation of our revenues through their work product.

Our corporation has been in existence for over six (6) years generating active revenue utilizing its assets and personnel in an active manner.  At no time during this period has the company not had material business operations.

3.

We have revised our document to conform to the comment.

Prospectus Summary, page I-1

4.

We have revised our disclosure per your comment.

5.

We have revised our disclosure per your comment.

The Offering, page I-2

6.

We have revised our disclosure accordingly.

Risk Factors, page I-3

7.

We have amended our disclosure accordingly.

8.

We revised our disclosure per your comment.

9.

We revised our disclosure per your comment.

Description of Business, page I-16

Business Development, page I-16

10.

We have revised our disclosure per your comment.

11.

We revised our disclosure per your comment.

12.

We have revised our disclosure according to your comment.

Our Business, page I-17

(12) Our Employees, page I-19

13.

We revised our disclosure per your comment.

14.

We revised our disclosure per your comment.

Results of Operation, page I-20

Results of Operations for the Period Ended December 31, 2011, page I-20

15.

We revised our disclosure for the proper clarity according to your comment.

Financial Statements, page F-1

16.

We have provided updated financial statements.

Statement of Operations, page F-4

17.

We revised our disclosure per your comment.

Please, do not hesitate to contact me at (888) 376-7891 should you have any questions.

Sincerely,

/s/ MICHAEL J. DANIELS

President

Enclosures:

1.

Court Document Services, Inc. S-1/A-1

2.

Exhibit 15.1 Letter re: unaudited interim financial statements

3.

Exhibit 23.1 Consent of Auditors